Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Xcel Energy Inc.

(Exact name of registrant as specified in its charter)

MINNESOTA (State or other jurisdiction of incorporation or organization)	41-0448030 (I.R.S. Employer Identification Number)

800 Nicollet Mall, Suite 3000

Minneapolis, Minnesota 55402
(612) 330-5500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

WAYNE H. BRUNETTI President and Chief Executive Officer Xcel Energy Inc. 800 Nicollet Mall, Suite 3000 Minneapolis, Minnesota 55402 (612) 330-5500	EDWARD J. MCINTYRE Vice President and Chief Financial Officer Xcel Energy Inc. 800 Nicollet Mall, Suite 3000 Minneapolis, Minnesota 55402 (612) 330-5500

(Name and address, including zip code, of agent for service)

Copy to:

ROBERT J. JOSEPH

Jones, Day, Reavis & Pogue
77 West Wacker
Chicago, Illinois 60601
(312) 269-4176

Approximate date of commencement of proposed sale to the public:

From time to time after this registration statement becomes effective.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:  ☑

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		Maximum	Maximum
Title of Each Class	Amount to be	Offering Price	Aggregate	Amount of
of Securities to be Registered	Registered(1)	Per Unit(2)	Offering Price	Registration Fee

Debt Securities, Common Stock (par value $2.50 per share), Rights to Purchase Common Stock (par value $2.50 per share)(4)	$1,000,000,000	100%	$1,000,000,000(3)	$92,000

(1)	Includes indeterminate principal amount of debt securities and indeterminate number of shares of common stock, provided that in no event will the aggregate initial price of all debt securities and common stock (including the associated rights to purchase common stock) sold under this registration statement exceed $1,000,000,000.

(2)	Estimated in accordance with Rule 457 solely for the purpose of calculating the registration fee.

(3)	Pursuant to Rule 429, in addition to the $1,000,000,000 principal amount of debt securities and common stock (including the associated rights to purchase common stock) being registered with this registration statement, the combined prospectus contained herein will utilize $400,000,000 principal amount of debt securities that were registered on Registration Statement No. 333-46842.

(4)	One right to purchase common stock automatically trades with each share of common stock.

    The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 7, 2002

PROSPECTUS

$1,000,000,000

Xcel Energy Inc.

800 Nicollet Mall, Suite 3000

Minneapolis, Minnesota 55402
(612) 330-5500

Debt Securities

Common Stock

     We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

     Our common stock trades on the New York Stock Exchange under the symbol “XEL”.

     You should consider carefully the risk factors described under the caption “Risk Factors” beginning on page 1 of this prospectus before purchasing any of the securities offered in this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is           ,      .

RISK FACTORS
ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
FORWARD-LOOKING STATEMENTS
XCEL ENERGY INC.
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF DEBT SECURITIES
DESCRIPTION OF COMMON STOCK
LEGAL OPINIONS
EXPERTS
PLAN OF DISTRIBUTION
PART II
SIGNATURE
EXHIBIT INDEX
EX 1.01 Form of Underwriting Agreement
EX-1.02 Form of Underwriting Agreement
EX-4.03 Form of Supplemental Indenture
EX-5.01 Opinon of Gary R. Johnson
EX-12.01 Computation of ratio of earnings
EX 15.01 Letter on Unaudited Financial Information
EX-23.01 Consent of Arthur Andersen LLP
EX-23.02 Consent of PricewaterhouseCoopers LLP
EX-23.03 Consent of PricewaterhouseCoopers LLP
EX-23.04 Legal Counsel's Consent
EX-24.01 Power of Attorney
EX-25.01 Form T-1 Statement of Eligibility

      You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of those documents.

RISK FACTORS

      Before you invest in any of the securities described in this prospectus, you should be aware of the significant risks described below. You should carefully consider these risks, together with all of the other information included in this prospectus, the accompanying prospectus supplement and the information incorporated by reference, before you decide whether to purchase our securities.

      The risk factors listed in this section, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our securities, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus, the accompanying prospectus supplement and the information incorporated by reference could have a material adverse effect on our business, financial condition and results of operations.

      Increased competition resulting from restructuring efforts could have a significant financial impact on us and our utility subsidiaries and consequently decrease our revenue.

      Retail competition and the unbundling of regulated energy and gas service could have a significant financial impact on us and our subsidiaries due to an impairment of assets, a loss of retail customers, lower profit margins and/or increased costs of capital. The total impacts of restructuring may have a significant financial impact on our financial position, results of operations and cash flows. We cannot predict when we will be subject to changes in legislation or regulation, nor can we predict the impacts of these changes on our financial position, results of operations or cash flows. We believe that the prices our utility subsidiaries charge for electricity and gas and the quality and reliability of their service currently place them in a position to compete effectively in the energy market.

      We are subject to comprehensive energy regulation by governmental agencies and the recovery of our costs is dependent on regulatory action.

      We are subject to comprehensive regulation by several federal and state utility regulatory agencies, which significantly influences our operating environment and our ability to recover our costs from utility customers. The utility commissions in the states where our utility subsidiaries operate regulate many aspects of our utility operations including siting and construction of facilities, customer service and the rates that we can charge customers. Our system also is subject to the jurisdiction of the Securities and Exchange Commission under the Public Utility Holding Company Act, or PUHCA. The rules and regulations under PUHCA impose a number of restrictions on the operations of registered holding company systems. These restrictions include a requirement that the SEC approve in advance securities issuances, sales and acquisitions of utility assets or of securities of utility companies and acquisitions of other businesses. PUHCA also generally limits the operations of a registered holding company like us to a single integrated public utility system, plus additional energy-related businesses. PUHCA rules require that transactions between affiliated companies in a registered holding company system be performed at cost, with limited exceptions.

      The Federal Energy Regulatory Commission has jurisdiction over wholesale rates for electric transmission service and electric energy sold in interstate commerce, hydro facility licensing, the wholesale gas transportation rates of Viking Gas, one of our regulated subsidiaries, the siting and construction of facilities by Viking Gas and certain other activities of our utility subsidiaries. Federal, state and local agencies also have jurisdiction over many of our other activities.

      We are unable to predict the impact on our operating results from the future regulatory activities of any of these agencies. Changes in regulations or the imposition of additional regulations could have an adverse impact on our results of operations.

      We are subject to environmental regulations which could be difficult and costly to comply with.

      We are subject to a number of environmental laws and regulations affecting many aspects of our present and future operations, including air emissions, water quality, wastewater discharges, solid wastes and hazardous substances. These laws and regulations generally require us to obtain and comply with a wide variety of environmental registrations, licenses, permits, inspections and other approvals. Both public officials and private individuals may seek to enforce the applicable environmental laws and regulations against us. We cannot assure you that existing environmental regulations will not be revised or that new regulations seeking to protect the environment will not be adopted or become applicable to us. Revised or additional regulations which result in increased compliance costs or additional operating restrictions, particularly if those costs are not fully recoverable from our customers, could have a material adverse effect on our results of operations.

      A portion of the net income of our nonregulated subsidiary, NRG Energy, Inc., is derived from its California generation assets. Due to the liquidity crisis faced by some California utilities, we cannot assure you as to the collectibility of all amounts owed to NRG’s California affiliates.

      Our nonregulated subsidiary, NRG, which is a global energy company primarily engaged in the acquisition, development, ownership and operation of power generation facilities and the sale of energy, capacity and related products, operates in and sells to the wholesale power market in California.

      The combination of rising wholesale electric prices, increases in the cost of natural gas, the scarcity of hydroelectric power and regulatory limitations on the rates that Pacific Gas and Electric Company and Southern California Edison Company may charge their retail customers, caused both Pacific Gas and Electric and Southern California Edison Company to default in their payments to the California Power Exchange, the California Independent System Operator and other suppliers, including our subsidiary NRG. The California Power Exchange and Pacific Gas and Electric both filed for bankruptcy under Chapter 11 of the Bankruptcy Code in spring 2001.

      As a result of the situation in California, all of NRG’s interests in California are exposed to the heightened risk of delayed payments and/or nonpayment regardless of whether the sales are made directly to Pacific Gas and Electric Company, Southern California Edison Company or San Diego Gas and Electric Company or to the California Independent System Operator or the California Department of Water Resources. In addition, the FERC has jurisdiction over wholesale sales in the California power markets and the Company cannot predict what actions the FERC may take, including imposition of price caps and refunds sought from generators. We are unable at this time to predict the severity of the adverse impact the California crisis will have on NRG’s financial position, results of operations and cash flows.

      Our nonregulated businesses are riskier than our traditional utility businesses.

      Our earnings from nonregulated operations have increased significantly due to acquisitions. We expect to continue investing in nonregulated projects, including domestic and international power production projects through NRG, international projects through Xcel Energy International, natural gas marketing and trading through e prime and construction projects through Utility Engineering.

      These projects could involve risks associated with operational factors such as competition, dependence on certain suppliers and customers, equipment performance, labor relations or governmental regulation. Operational changes may result from a customer or supplier’s inability to fulfill a contractual obligation, equipment failure, environmental regulation requirements or labor disputes.

      The risks of international operations include those related to specific economic and political conditions of each country in which our nonregulated projects exist, which could be greater than the risks in the United States. Among the potential risks are interruptions of business, changes in law or tax policy, risks of war, currency exchange rate fluctuation and inflation.

      Some of our nonregulated subsidiaries have project investments consisting of minority interests, which may limit the financial risk, but also limit the ability to control the development or operation of the projects. In addition, significant expenses may be incurred for projects pursued by our subsidiaries that do not materialize.

      Our regulated and nonregulated businesses are subject to market and credit risk.

      We are exposed to market and credit risks in our generation, retail distribution and energy trading operations. To minimize the risk of market price and volume fluctuations, we enter into financial derivative instrument contracts to hedge purchase and sale commitments, fuel requirements and inventories of natural gas, distillate fuel oil, electricity and coal, and emission allowances. However, financial derivative instrument contracts do not eliminate the risk. Specifically, such risks include commodity price changes, market supply shortages and interest rate changes and counterparty default, including our contractual agreements with Enron. Enron is a leader in the energy industry that recently filed for bankruptcy. The impact of these variables could result in our inability to fulfill contractual obligations, significantly higher energy or fuel costs relative to corresponding sales contracts or increased interest expense.

      The impact of these variables in conjunction with regulatory constraints on the components of our capital structure could also result in our inability to access capital funding sources adequate to finance our capital expenditure and nonregulated investment plan. In addition, current energy market conditions increase the risk that our nonregulated subsidiary, NRG, may not be able to access adequate funding in the equity markets to finance their planned nonregulated investment growth rate. Their access to debt funding is also limited by existing debt covenants. The result of these factors could be a reduced growth rate for both our regulated and nonregulated businesses.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Under this shelf process, we may, over the next several years, sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $1,000,000,000. In addition, we may sell $400,000,000 principal amount of debt securities that were previously registered under the Securities Act of 1933, as amended, but were not issued. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “WHERE YOU CAN FIND MORE INFORMATION.”

      We believe we have included all information material to investors but certain details that may be important for specific investment purposes have not been included. To see more detail, you should read the exhibits filed with this registration statement.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

      The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filing made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 from the date of filing the initial registration statement until we sell all of the securities.

•	our Annual Report on Form 10-K for the year ended December 31, 2000, as amended, filed with the SEC on June 7, 2001;

•	our Quarterly Reports on Form 10-Q for the periods ended March 31, 2001, June 30, 2001 and September 30, 2001; and

•	our Current Reports on Form 8-K filed with the SEC on January 4, 2001, February 23, 2001, February 28, 2001, March 2, 2001, March 15, 2001, April 2, 2001, June 4, 2001, June 14, 2001, June 22, 2001, July 12, 2001, September 28, 2001, October 12, 2001, October 29, 2001, November 30, 2001, December 13, 2001, and January 14, 2002.

      We are not required to, and do not, provide annual reports to holders of our debt securities unless specifically requested by a holder.

      You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Corporate Secretary Xcel Energy Inc. 800 Nicollet Mall, Suite 3000 Minneapolis, MN 55402 (612) 330-5500

FORWARD-LOOKING STATEMENTS

      This prospectus and the documents it incorporates by reference contain statements that are not historical fact and constitute “forward-looking statements”. When we use words like “believes”, “expects”, “anticipates”, “intends”, “plans”, “estimates”, “may”, “should”, or similar expressions, or when we discuss our strategy or plans, we are making forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Our future results may differ materially from those expressed in these forward-looking statements. These statements are necessarily based upon various assumptions involving judgments with respect to the future and other risks, including, among others:

•	general economic conditions, including their impact on capital expenditures and our ability and the ability of our subsidiaries to obtain financing on favorable terms

•	business conditions in the energy industry

•	demand for electricity in the nonregulated marketplace

•	competitive factors, including the extent and timing of the entry of additional competition in the markets served by us and our subsidiaries

•	unusual weather

•	state, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an impact on rate structures and affect the speed and degree to which competition enters the electric and gas markets

•	risks associated with the California power market

•	currency translation and transaction adjustments

•	the higher degree of risk associated with our nonregulated businesses compared to our regulated businesses

•	the risk of a significant slowdown in growth or decline in the U.S. economy, the risk of delay in growth in recovery in the U.S. economy or the risk of increased cost for insurance premiums, security and other items as a consequence of the September 11, 2001 terrorist attacks

•	the other risk factors listed from time to time by us in reports filed with the Securities and Exchange Commission

      You are cautioned not to rely unduly on any forward-looking statements. These risks and uncertainties are discussed in more detail under “Business”, “Management’s Discussion and Analysis” and “Notes to Consolidated Financial Statements” in our Annual Report on Form 10-K for the year ended December 31, 2000, as amended, in our Quarterly Report on Form 10-Q for the period ended September 30, 2001, and other documents on file with the Securities and Exchange Commission. You may obtain copies of these documents as described under “WHERE YOU CAN FIND MORE INFORMATION”.

      We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The foregoing review of factors should not be construed as exhaustive.

XCEL ENERGY INC.

      We are a public utility holding company with four major public utility subsidiaries: Southwestern Public Service Company, a New Mexico corporation (“SPS”); Public Service Company of Colorado, a Colorado corporation (“PSCo”); Northern States Power Company, a Minnesota corporation (“NSP-Minnesota”); and Northern States Power Company, a Wisconsin corporation (“NSP-W”). SPS serves approximately 390,000 electric customers in portions of Texas, New Mexico, Oklahoma and Kansas. PSCo serves approximately 1.2 million electric customers and approximately 1.1 million gas customers in Colorado. NSP-Minnesota serves approximately 1.3 million electric customers and 0.4 million gas customers in Minnesota, North Dakota and South Dakota. NSP-W serves approximately 225,000 electric customers and 90,000 gas customers in northern Wisconsin and Michigan.

      We have numerous non-utility subsidiaries, including NRG Energy, Inc., which are primarily engaged in energy-related businesses.

      We were incorporated in 1909 under the laws of Minnesota as Northern States Power Company. On August 18, 2000, we merged with New Century Energies, Inc. and our name was changed from Northern States Power Company to Xcel Energy Inc. We are a registered holding company under the Public Utility Holding Company Act of 1935.

USE OF PROCEEDS

      We will add the net proceeds from the sale of the securities described in this prospectus to our general funds and use those proceeds for general corporate purposes, primarily to fund our operating units and subsidiaries, including NRG Energy, Inc., and to repay debt. The specific allocation of the proceeds of a particular series of the securities will be described in the prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	12 Months
	Ended	Year Ended December 31,
	September 30,
	2001	2000	1999	1998	1997	1996

Ratio of Earnings to Fixed Charges	2.2	1.9	2.4	3.0	2.6	3.6

      For purposes of computing the ratio of earnings to fixed charges, (1) earnings consist of income from continuing operations plus fixed charges, federal and state income taxes, deferred income taxes and investment tax credits and less undistributed equity in earnings of unconsolidated investees; and (2) fixed charges consist of interest on long-term debt, other interest charges, the interest component on leases and amortization of debt discount, premium and expense.

DESCRIPTION OF DEBT SECURITIES

      We refer to the debt securities being offered by this prospectus as “Debt Securities”. The description below contains summaries of selected provisions of the indenture, including the supplemental indenture, under which the Debt Securities will be issued. These summaries are not complete. The indenture and the form of the supplemental indenture have been filed as exhibits to the registration statement. You should read the indenture and supplemental indenture for provisions that may be important to you. In the summaries below, we have included references to section numbers of the indenture so that you can easily locate these provisions.

      We are not required to issue future issues of indebtedness under the indenture described in this prospectus. We are free to use other indentures or documentation, containing provisions different from those described in this prospectus, in connection with future issues of other indebtedness.

      The Debt Securities will be represented either by global debt securities registered in the name of The Depository Trust Company (“DTC”), as depository (“Depository”), or its nominee, or by securities in certificate form issued to the registered owners, as described in the applicable prospectus supplement. See “Book-Entry System” below.

General

      We may issue the Debt Securities in one or more new series under an indenture dated as of December 1, 2000 between us and Wells Fargo Bank Minnesota, National Association, as trustee (the “Trustee”). This indenture, as heretofore supplemented and as to be supplemented by a new supplemental indenture for each series of Debt Securities, is referred to in this prospectus as the “Indenture”. The Debt Securities will be unsecured obligations and will rank on a parity with our other existing and future unsecured and unsubordinated indebtedness. Our obligations under the securities will be effectively subordinated to all existing and future liabilities of our subsidiaries. We refer in this prospectus to debt securities issued under the Indenture, whether previously issued or to be issued in the future, including the Debt Securities, as the “debt securities”. The amount of debt securities that we may issue under the Indenture is not limited.

      The Debt Securities may be issued in one or more series, may be issued at various times, may have differing maturity dates and may bear interest at differing rates. The prospectus supplement applicable to each issue of Debt Securities will specify:

•	the title, aggregate principal amount and offering price of that series of Debt Securities;

•	the interest rate or rates, or method of calculation of such rate or rates, on that series, and the date from which the interest will accrue;

•	the dates on which interest will be payable;

•	the record dates for payments of interest;

•	the date on which the Debt Securities of that series will mature;

•	any redemption terms;

•	the period or periods within which, the price or prices at which and the terms and conditions upon which the Debt Securities of that series may be repaid, in whole or in part, at the option of the holder thereof; and

•	other specific terms applicable to the Debt Securities or that series.

      Any special United States federal income tax considerations applicable to Debt Securities sold at an original issue discount and any special United States federal income tax or other considerations applicable to any Debt Securities which are denominated in other than United States dollars will be described in the prospectus supplement relating to that series of Debt Securities.

      Unless otherwise indicated in the applicable prospectus supplement, the Debt Securities will be denominated in United States currency in minimum denominations of $1,000 and integral multiples thereof, except that the denomination of any Debt Security issued in the form of a global debt security will not exceed $400,000,000 without the approval of the Depository.

      Unless otherwise indicated in the applicable prospectus supplement, there are no provisions in the Indenture or the Debt Securities that require us to redeem, or permit the holders to cause a redemption of, the Debt Securities or that otherwise protect the holders in the event that we incur substantial additional indebtedness, whether or not in connection with a change in control of our company. However, any change in control transaction that involves the incurrence of substantial additional long-term indebtedness by us in such a transaction could require approval of state utility regulatory authorities and, possibly, of federal utility regulatory authorities. Management believes that such approvals would be unlikely in any transaction that would result in our company, or a successor to our company, having a highly leveraged capital structure.

Registration, Transfer and Exchange

      Debt Securities of any series may be exchanged for other Debt Securities of the same series of any authorized denominations and of a like aggregate principal amount and kind. (Section 2.6.)

      Unless we indicate otherwise in the applicable prospectus supplement, Debt Securities may be presented for registration of transfer (duly endorsed or accompanied by a duly executed written instrument of transfer), at the office of the Trustee maintained for that purpose with respect to any series of Debt

Securities and referred to in the applicable prospectus supplement, without service charge and upon payment of any taxes and other governmental charges as described in the Indenture. Any transfer or exchange of Debt Securities will be effected if the Debt Securities are duly endorsed by, or accompanied by a written instrument or instruments of transfer in a form satisfactory to the Company and the Trustee and duly executed by the holder of the Debt Security as described in the Indenture. (Section 2.6.)

      The Trustee will not be required to exchange or register a transfer of any Debt Securities of a series that is selected, called or being called for redemption except, in the case of any Debt Security to be redeemed in part, the portion thereof not to be so redeemed. (Section 2.6.) See “Book-Entry System” below.

Payment and Paying Agents

      Principal, interest and premium, if any, on Debt Securities issued in the form of global debt securities will be paid in the manner described below under the caption “Book-Entry System”. Unless we indicate otherwise in the applicable prospectus supplement, interest on Debt Securities that are in the form of certificated debt securities will be paid by check mailed to the holder at the holder’s address as it appears in the register for the Debt Securities maintained by the Trustee; however, a holder of $10,000,000 or more Debt Securities having the same interest payment dates will be entitled to receive payments of interest by wire transfer to a bank within the continental United States, if appropriate wire transfer instructions have been received by the Trustee on or prior to the applicable record date. (Section 2.12.) Unless we indicate otherwise in the applicable prospectus supplement, the principal, interest at maturity and premium, if any, on Debt Securities in the form of certificated debt securities will be payable in immediately available funds at the office of the Trustee. (Section 2.12.)

      All monies paid by us to a paying agent for the payment of principal, interest or premium, if any, on any Debt Security which remain unclaimed at the end of two years after that principal, interest or premium has become due and payable will be repaid to us and the holder of that Debt Security will thereafter look only to us for payment of that principal, interest or premium. (Section 4.4.)

Events of Default

      The following are events of default under the Indenture:

•	default in the payment of principal and premium, if any, on any debt security issued under the Indenture when due and payable and continuance of that default for 5 days;

•	default in the payment of interest on any debt security when due which continues for 30 days;

•	default in the performance or breach of our other covenants or warranties in the Indenture and the continuation of that default or breach for 90 days after written notice to us as provided in the Indenture; and

•	specified events of bankruptcy, insolvency or reorganization of our company. (Section 7.1.)

      If an event of default occurs and is continuing, either the Trustee or the holders of a majority in principal amount of the outstanding debt securities may declare the principal amount of all debt securities to be due and payable immediately. At any time after an acceleration of the debt securities has been declared, but before a judgment or decree of the immediate payment of the principal amount of the debt securities has been obtained, if we pay or deposit with the Trustee a sum sufficient to pay all matured installments of interest and the principal and any premium which has become due otherwise than by acceleration and all defaults have been cured or waived, then that payment or deposit will cause an automatic rescission and annulment of the acceleration of the debt securities. (Section 7.1.)

      The Trustee generally will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders unless the holders have offered reasonable security or indemnity to the Trustee. (Section 8.2.) The holders of a majority in principal amount of the outstanding debt securities generally will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any trust or power conferred on the Trustee, relating to the debt securities. (Section 7.7.) The Trustee is required to give the holders notice of the occurrence of a default within 90 days of the default, unless the default is cured or waived. Except in the case of a payment default on the debt securities, or a default in the payment of any sinking or purchase fund installments, the Trustee may withhold the notice if its board of directors or trustees, executive committee, or a trust committee of directors or trustees or responsible officers determines in good faith that it is in the interest of holders to do so. (Section 7.8.) We are required to deliver to the Trustee each year a certificate as to whether or not we are in compliance with the conditions and covenants under the Indenture. (Section 5.5.)

Modification

      Unless otherwise indicated in the applicable prospectus supplement, we and the Trustee may modify and amend the Indenture from time to time. Depending upon the type of amendment, we may not need the consent or approval of any of the holders of the debt securities, or we may need either the consent or approval of the holders of a majority in principal amount of the outstanding debt securities affected by the proposed amendment or the consent or the approval of each holder affected by the proposed amendment.

      We will not need the consent of the holders for the following types of amendments:

•	curing any ambiguity, or curing, correcting or supplementing any defective or inconsistent provision or supplying an omission arising under the Indenture;

•	changing or eliminating any of the provisions of the Indenture, provided that this change or elimination is to become effective only when:

•	there is no outstanding debt security created prior to the execution of the supplemental indenture which will receive the benefit of this provision; or

•	this change or elimination is applicable only to debt securities issued after the date this change or elimination becomes effective;

•	establishing the form of the debt securities or establishing or reflecting any terms of any debt security as provided in the Indenture;

•	evidencing our successor corporation and the assumption by our successor of our covenants in the Indenture and in the debt securities;

•	granting or conferring upon the Trustee any additional rights, remedies, powers or authority for the benefit of the holders of the debt securities;

•	permitting the Trustee to comply with any duties imposed upon it by law;

•	specifying further the duties and responsibilities of the Trustee, any authenticating agent and any paying agent and defining further the relationships among the Trustee, authenticating agent and paying agent;

•	adding to our covenants for the benefit of the holders or surrendering a right given to us in the Indenture;

•	adding security for the debt securities; or

•	making any change that is not prejudicial to the Trustee or the holders of the debt securities that is not stated in the Indenture. (Section 12.1.)

      We will need the consent of the holders of each outstanding debt security affected by a proposed amendment if the amendment would cause any of the following to occur:

•	a change in the maturity date or rate of any debt security;

•	a change in date on which any debt security may be redeemed or repaid at the option of the holder;

•	a reduction in the principal amount of any debt security or the premium payable on any debt security;

•	a change in the currency of any payment of principal, premium or interest on any debt security;

•	an impairment of the right of a holder to institute suit for the enforcement of any payment relating to any debt security;

•	a reduction in the percentage of outstanding debt securities necessary to consent to the modification or amendment of the Indenture; or

•	a modification of these requirements or a reduction to less than a majority of the percentage of outstanding. (Section 12.2.)

Defeasance and Discharge

      We may be discharged from all obligations relating to the debt securities and the Indenture (except for specified obligations such as obligations to register the transfer or exchange of debt securities, replace stolen, lost or mutilated debt securities and maintain paying agencies) if we irrevocably deposit with the Trustee, in trust for the benefit of holders of debt securities, money or United States government obligations, or any combination thereof, sufficient to make all payments of principal, premium and interest on the debt securities on the dates those payments are due. If we discharge those obligations, we must deliver to the Trustee an opinion of counsel that the holders of the debt securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or discharge of the Indenture. Upon any discharge of our obligations as described above, we will be deemed to have paid and discharged our entire indebtedness represented by the debt securities and our obligations under the debt securities. (Section 4.1.)

Consolidation, Merger and Sale of Assets; No Financial Covenants

      We will not consolidate with or merge into any other corporation or sell, or otherwise dispose all or substantially all our assets unless (1) the successor or transferee corporation assumes by supplemental indenture our obligations to pay the principal and premium and interest on debt securities issued under the Indenture and our obligation to perform every covenant of the Indenture to be performed or observed by us and (2) we or the successor or transferee corporation, as applicable, are not immediately following such consolidation or merger, or sale, or disposition in default in the performance of any such covenant. Upon any consolidation or merger, or any sale, transfer or other disposition of all or substantially all of the assets of our company, the successor or transferee corporation will succeed to, and be substituted for, and may exercise every right and power of, our company under the Indenture with the same effect as if the successor corporation had been named as us in the Indenture and we will be released from all obligations under the Indenture. Regardless of whether a sale or transfer of assets might otherwise be considered a sale of all or substantially all of our assets, the Indenture also specifically permits any sale, transfer or conveyance of our non-utility subsidiaries if, following such sale or transfer, the Debt Securities are rated by Standard & Poor’s Ratings Group and Moody’s Investors Service, Inc. at least as high as the ratings accorded the Debt Securities immediately prior to the sale, transfer or disposition. (Sections 11.1 and 11.2.)

      The Indenture does not contain any financial or other similar restrictive covenants.

Resignation or Removal of Trustee

      The Trustee may resign at any time by notifying us in writing and specifying the day that the resignation is to take effect. The resignation will not take effect, however, until the later of the appointment of a successor trustee and the day the resignation is to take effect. (Section 8.10.)

      The holders of a majority in principal amount of the outstanding debt securities may remove the Trustee at any time. In addition, so long as no event of default or event which, with the giving of notice or lapse of time or both, would become an event of default has occurred and is continuing, we may remove the Trustee upon (1) notice to the holder of each security outstanding under the Indenture and (2) upon written notice to the Trustee. (Section 8.10.)

Concerning the Trustee

      Wells Fargo Bank Minnesota, National Association is the Trustee. We maintain banking relationships with the Trustee in the ordinary course of business. The Trustee also acts as trustee for certain debt securities of our subsidiaries.

Book-Entry System

      Each series of Debt Securities offered by this prospectus may be issued in the form of one or more global debt securities representing all or part of that series of Debt Securities. This means that we will not issue certificates for that series of Debt Securities to the holders. Instead, a global debt security representing that series will be deposited with, or on behalf of, DTC, or its successor as the Depository and registered in the name of the Depository or a nominee of the Depository.

      The Depository will keep a computerized record of its participants (for example, your broker) whose clients have purchased Debt Securities represented by a global debt security. Unless it is exchanged in whole or in part for a certificated debt security, a global debt security may not be transferred, except that the Depository, its nominees and their successors may transfer a global debt security as a whole to one another.

      Beneficial interests in global debt securities will be shown on, and transfers of interests will be made only through, records maintained by the Depository and its participants. The laws of some jurisdictions require that some purchasers take physical delivery of debt securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global debt security.

      We will wire principal, interest and any premium payments to the Depository or its nominee. We and the Trustee will treat the Depository or its nominee as the owner of the global debt security for all purposes, including any notices and voting. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on a global debt security to owners of beneficial interests in a global debt security.

      Unless otherwise specified in the prospectus supplement, DTC will act as Depository for Debt Securities issued as global debt securities. The Debt Securities will be registered in the name of Cede & Co. (DTC’s partnership nominee).

      DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds debt securities that its participants (“Direct Participants”) deposit with DTC. DTC also facilitates the settlement among Direct Participants of debt securities transactions, such as transfers and pledges, in deposited debt securities through electronic computerized book-entry changes in Direct Participants’ accounts. This eliminates the need for physical movement of debt securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules that apply to DTC and its Direct or Indirect Participants (collectively, “Participants”) are on file with the SEC.

      It is DTC’s current practice, upon receipt of any payment of principal or interest, to credit Direct Participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global debt security as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with debt securities on a record date, by using an omnibus proxy. Payments by Participants to owners of beneficial interests in a global debt security, and voting by Participants, will be governed by the customary practices between the Participants and owners of beneficial interests, as is the case with debt securities held for the account of customers registered in “street name.” However, payments will be the responsibility of the Participants and not our responsibility or that of DTC or the Trustee.

      Debt Securities of a series represented by a global debt security will be exchangeable for certificated debt securities with the same terms in authorized denominations only if:

•	DTC notifies us that it is unwilling or unable to continue as Depository or if DTC ceases to be a clearing agency registered under applicable law and a successor Depository is not appointed by us within 90 days; or

•	we determine not to require all of the Debt Securities of a series to be represented by a global debt security and notify the Trustee of our decision.

      The information in this section concerning DTC and DTC’s book-entry system has been obtained from DTC, and we and any underwriters, dealers or agents take no responsibility for the accuracy thereof.

      Any underwriters, dealers or agents of any Debt Securities may be Direct Participants of DTC.

DESCRIPTION OF COMMON STOCK

      The following summary description sets forth some of the general terms and provisions of the common stock. Because this is a summary description, it does not contain all of the information that may be important to you. For a more detailed description of the common stock, you should refer to the provisions of our Restated Articles of Incorporation and Bylaws.

General

      Our capital stock consists of two classes: common stock, par value $2.50 per share (1,000,000,000 shares currently authorized of which 345,801,028 shares were outstanding as of December 31, 2001); and preferred stock, par value $100 per share (7,000,000 shares authorized, of which the following series were outstanding as of December 31, 2001: $3.60 Series — 275,000 shares; $4.08 Series — 150,000 shares; $4.10 Series — 175,000 shares; $4.11 Series — 200,000 shares; $4.16 Series — 99,800 shares; and $4.56 Series — 150,000 shares). Our board of directors is authorized to provide for the issue from time to time of preferred stock in series and, as to each series, to fix the designation, dividend rates and times of payment, redemption price, and liquidation price or preference as to assets in voluntary liquidation. Cumulative dividends, redemption provisions and sinking fund requirements, to the extent that some or all of these features are or may be present when preferred stock is issued, could have an adverse effect on the availability of earnings for distribution to the holders of the common stock or for other corporate purposes.

Dividend Rights

      Before we can pay any dividends on our common stock, the holders of our preferred stock are entitled to receive their dividends at the respective rates provided for the shares of their series. In addition, we may not, except in certain limited circumstances, declare or pay any dividends on our common stock if we have deferred payment of interest on the junior subordinated debentures that were issued in connection with the trust originated preferred securities issued and sold by our subsidiary trust, NSP Financing I.

Limitations on Payment of Dividends on and Acquisitions of Common Stock

      So long as any shares of our preferred stock are outstanding, dividends (other than dividends payable in common stock), distributions or acquisitions of our common stock:

•	may not exceed 50% of net income for a prior twelve-month period, after deducting dividends on any preferred stock during the period, if the sum of the capital represented by the common stock, premiums on capital stock (restricted to premiums on common stock only by SEC orders), and surplus accounts is less than 20% of capitalization;

•	may not exceed 75% of net income for such twelve-month period, as adjusted if this capitalization ratio is 20% or more, but less than 25%; and

•	if this capitalization ratio exceeds 25%, dividends, distributions or acquisitions may not reduce the ratio to less than 25% except to the extent permitted by the provisions described in the above two bullet points.

      Because we are a holding company and conduct all of our operations through our subsidiaries, our cash flow and ability to pay dividends will be dependent on the earnings and cash flows of our subsidiaries and the distribution or other payment of those earnings to us in the form of dividends, or in the form of repayments of loans or advances to us. Some of our subsidiaries may have restrictions on their ability to pay dividends including covenants under their borrowing arrangements and mortgage indentures, and possibly also restrictions imposed by their regulators.

Voting Rights

      The holders of shares of preferred stock of the $3.60 Series are entitled to three votes for each share held, and the holders of our common stock and of all of our other series of preferred stock are entitled to one vote for each share held on all matters submitted to a vote of our stockholders. If, however, dividends payable on any series of our preferred stock are in default in an amount equal to the amount payable during the immediately preceding twelve-month period, the holders of shares of preferred stock, voting as a class and without regard to series, are entitled to elect the smallest number of directors necessary to constitute a majority of our board of directors and the holders of shares of common stock, voting as a class, are entitled to elect our remaining directors.

      The affirmative vote or consent of the holders of various specified percentages of preferred stock is required to effect selected changes in our capital structure and other transactions that might affect their rights. Except to the extent required by law, holders of common stock do not vote as a class in case of any modification of their rights.

Change of Control

      Our Bylaws, our shareholder rights plan (discussed below) and the Minnesota Business Corporation Act, as amended (the “Minnesota BCA”), contain provisions that could discourage or make more difficult a change of control of our company. These provisions are designed to protect our shareholders against coercive, unfair or inadequate tender offers and other abusive takeover tactics and to encourage any person contemplating a business combination with us to negotiate with our board of directors for the fair and equitable treatment of all of our shareholders.

      Election of Directors. In electing directors, shareholders may cumulate their votes in the manner provided in the Minnesota BCA. The board of directors is divided into three classes as nearly equal in number as possible with staggered terms of office so that only approximately one-third of the directors are elected at each annual meeting of shareholders. The existence of a classified board of directors along with cumulative voting rights may make it more difficult for a group owning a significant amount of our voting securities to effect a change in the majority of the board of directors than would be the case if cumulative voting did not exist.

      Bylaw Provisions. Under our Bylaws, our shareholders must provide us advance notice of the introduction by them of business at annual or special meetings of our shareholders. For a shareholder to properly bring a proposal before an annual or special meeting, the shareholder must comply with the shareholder proposal requirements under the federal proxy rules or deliver a written notice to the Corporate Secretary not less than 45 days nor more than 90 days prior to the date on which we first mailed our proxy materials for the prior year’s annual meeting. If, however, during the prior year we did not hold an annual meeting, or if the date of the meeting has changed more than 30 days from the date of the prior year’s meeting, the notice must be delivered to us within a reasonable time before we mail our proxy materials for the current year. If we have provided less than 30 days’ notice or prior public disclosure of the date by which the shareholder’s notice must be given, the shareholders’ notice must be delivered to us not later than ten days following the earlier of the day on which we provided notice of the date by which such shareholder’s notice is required. The required notice from a shareholder must contain (i) a description of the proposed business and the reasons for conducting such business, (ii) the name and address of each shareholder supporting the proposal as it appears on our books, (iii) the class and number of shares beneficially owned by each shareholder supporting the proposal, and (iv) a description of any financial or other interest of each shareholder in the proposal.

      Minnesota BCA. Section 302A.671 of the Minnesota BCA applies to potential acquirers of 20% or more of our voting shares. Section 302A.671 provides in substance that shares acquired by such acquirer will not have any voting rights unless:

•	the acquisition is approved by (i) a majority of the voting power of all of our shares entitled to vote and (ii) a majority of the voting power of all of our shares entitled to vote excluding all shares owned by the acquirer or by any of our officers; or

•	the acquisition (i) is pursuant to an all-cash tender offer for all of our voting shares, (ii) results in the acquirer becoming the owner of at least a majority of our outstanding voting shares, and (iii) has been approved by a committee of disinterested directors.

      Section 302A.673 of the Minnesota BCA generally prohibits public Minnesota corporations, including us, from engaging in any business combination with a person or entity owning 10% or more of our voting shares for a period of four years after the date of the transaction in which such person or entity became a 10% shareholder unless the business combination or the acquisition resulting in 10% ownership was approved by a committee of disinterested directors prior to the date such person or entity became a 10% shareholder. Section 302A.675 of the Minnesota BCA provides in substance that a person or entity making a takeover offer (an “offeror”) for us is prohibited from acquiring any additional shares of our company within two years following the last purchase of shares pursuant to the offer with respect to that class unless (i) the acquisition is approved by a committee of disinterested directors before the purchase of any shares by the offeror pursuant to the offer or (ii) our shareholders are afforded, at the time of the acquisition, a reasonable opportunity to dispose of their shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer.

Liquidation Rights

      In the event of liquidation, after the holders of all series of preferred stock have received $100 per share in the case of involuntary liquidation, and the then applicable redemption prices in the case of voluntary liquidation, plus in either case an amount equal to all accumulated and unpaid dividends, the holders of the common stock are entitled to the remaining assets.

Preemptive and Subscription Rights

      No holder of our capital stock has the preemptive right to purchase or subscribe for any additional shares of our capital stock.

      Our common stock is listed on the New York Stock Exchange, the Chicago Stock Exchange and the Pacific Exchange. Wells Fargo Bank Minnesota is the Transfer Agent and Registrar for the common stock.

Stockholder Rights Plan

      The board of directors declared a dividend of one right (a “Right”) for each outstanding share of common stock of our company held of record at the close of business on June 28, 2001. Shares of common stock issued after June 28, 2001 and prior to the Separation Time (as defined below) or issued at any time after June 28, 2001 pursuant to any options and convertible securities outstanding at the Separation Time will also have Rights attached to them.

      Trading and Distribution of the Rights. The Rights were issued under a Stockholder Protection Rights Agreement (the “Rights Agreement”), between us and Wells Fargo Bank Minnesota, N.A., as Rights Agent (the “Rights Agent”). Each Right entitles its registered holder to purchase from or exchange with us, after the Separation Time, one share of common stock, for a price of $95.00 (the

“Exercise Price”), subject to adjustment. Until the Separation Time, the Rights will not trade separately, but instead will be represented by, and transferred with, the common stock certificates (or in the case of uncertificated common stock, by the registration of the associated share of common stock on our stock transfer books). Common stock certificates issued after June 28, 2001 and prior to the Separation Time will represent one Right for each share of common stock and will contain a legend incorporating by reference the terms of the Rights Agreement (as it may be amended from time to time). Common stock certificates outstanding on June 28, 2001 also will represent one Right for each share of common stock even though they do not have this legend. Uncertificated common stock issued after June 28, 2001, but prior to the Separation Time which has been registered on our stock transfer books will represent one Right for each share of common stock registered. Promptly following the Separation Time, separate certificates representing the Rights will be mailed to holders of record of common stock at the Separation Time.

      The Separation Time will be the close of business on the earlier to occur of (1) the tenth business day (or any later date our board of directors determines prior to the Separation Time that would otherwise have occurred) after the date on which any person commences a tender or exchange offer which, if completed, would result in the person becoming an Acquiring Person (as defined below), and (2) the first date or any later date as our board of directors may determine (the “Flip-in Date”) of public announcement by us expressly stating that any person has become an Acquiring Person (the date of the public announcement being the “Stock Acquisition Date”). If a tender or exchange offer referred to in clause (1) is cancelled, terminated or otherwise withdrawn prior to the Separation Time without the purchase of any shares of stock, the offer will be deemed never to have been made.

      Acquiring Persons. An Acquiring Person is any person, or group of affiliated or associated persons, having Beneficial Ownership (as defined in the Rights Agreement) of 15% or more of the outstanding shares of common stock. However, the following will not be deemed Acquiring Persons:

•	our company, any of our wholly-owned subsidiaries or any employee stock ownership or other employee benefit plan of ours or of a wholly-owned subsidiary of ours;

•	any person who is the Beneficial Owner of 15% or more of the outstanding common stock as of the date of the Rights Agreement or who becomes the Beneficial Owner of 15% or more of the outstanding common stock solely as a result of an acquisition of common stock by us, until the time the person acquires additional common stock, other than through a dividend or stock split;

•	any person who becomes the Beneficial Owner of 15% or more of the outstanding common stock without any plan or intent to seek or affect control of our company if the person promptly divests sufficient securities so that the person no longer is the Beneficial Owner of 15% or more of the common stock; or

•	any person who Beneficially Owns shares of common stock consisting solely of:

•	shares acquired pursuant to the grant or exercise of an option granted by us in connection with an agreement to merge with, or acquire, us entered into prior to a Flip-in Date,

•	shares owned by the person and its affiliates and associates at the time of the grant; and

•	shares, amounting to less than 1% of the outstanding common stock, acquired by affiliates and associates of the person after the time of the grant.

      Exercisability and Expiration. The Rights will not be exercisable until the business day following the Separation Time. The Rights will expire (the “Expiration Time”) on the earliest to occur of:

•	the Exchange Time (as defined below);

•	the close of business on June 28, 2011, unless extended by action of the board of directors;

•	the date on which the Rights are redeemed as described below; and

•	upon the merger of our company into another corporation pursuant to an agreement entered into prior to a Stock Acquisition Date.

      Adjustments. The Exercise Price and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution in the event of a common stock dividend on, or a subdivision or a combination into a smaller number of shares of, common stock, or the issuance or distribution of any securities or assets in respect of, in lieu of or in exchange for common stock.

      Flip-in and Flip-over. If a Flip-in Date occurs prior to the Expiration Time, we will take any necessary action to ensure and provide, to the extent permitted by applicable law, that each Right (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate of an Acquiring Person, which Rights will become void) will constitute the right to purchase from us, upon exercise in accordance with the terms of the Rights Agreement, that number of shares of our common stock having an aggregate Market Price (as defined in the Rights Agreement), on the Stock Acquisition Date that gave rise to the Flip-in Date, equal to twice the Exercise Price for an amount in cash equal to the then-current Exercise Price. For example, at an Exercise Price of $95 per Right, each Right not owned by an Acquiring Person (or by related parties) following a Flip-in Date would entitle its holder to purchase $190 worth of common stock for $95. Assuming that the common stock had a per share market value of $25 at the time, the holder of each valid Right would, therefore, be entitled to purchase 7.6 shares of common stock for $95.

      Prior to the Expiration Time, if an Acquiring Person controls our board of directors and we then enter into, consummate or permit to occur a transaction or series of transactions in which, directly or indirectly:

•	we will consolidate or merge or participate in a binding share exchange with any other person and (A) any term or arrangement concerning the treatment of shares of capital stock in such merger, consolidation or share exchange relating to the Acquiring Person is not identical to the terms and arrangements relating to other holders of common stock or (B) the person with whom such transaction or series of transactions occurs is the Acquiring Person or an affiliate or associate of the Acquiring Person; or

•	we will sell or otherwise transfer (or one or more of its subsidiaries will sell or otherwise transfer) assets (A) aggregating more than 50% of our assets (measured by either book value or fair market value) or (B) generating more than 50% of our operating income or cash flow, to any other person (other than us or one or more of our wholly-owned subsidiaries) or to two or more persons which are affiliated or otherwise acting in concert, (a “Flip-over Transaction or Event”), we will take any necessary action to ensure, and will not enter into, consummate or permit to occur such Flip-over Transaction or Event until we have entered into a supplemental agreement with the person engaging in such Flip-over Transaction or Event (the “Flip-over Entity”), for the benefit of the holders of the Rights, this supplemental agreement will provide that upon consummation or occurrence of the Flip-over Transaction or Event:

•	each Right will constitute the right to purchase from the Flip-over Entity, upon exercise in accordance with the terms of the Rights Agreement, that number of shares of common stock of the Flip-over Entity having an aggregate Market Price on the date of consummation or occurrence of the Flip-over Transaction or Event equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price; and

•	the Flip-over Entity will thereafter be liable for, and will assume, all of our obligations and duties pursuant to the Rights Agreement.

      Redemption. Our board of directors may, at its option, at any time prior to the close of business on the Flip-in Date, redeem all (but not less than all) the then-outstanding Rights at a price of $0.01 per Right (the “Redemption Price”), as provided in the Rights Agreement. Immediately upon the action of the board of directors electing to redeem the Rights, without any further action and without any notice, the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive the Redemption Price in cash for each Right so held.

      Exchange Option. In addition, the board of directors may, at its option, at any time after a Flip-in Date and prior to the time that an Acquiring Person becomes the Beneficial Owner of more than 50% of the outstanding shares of common stock, elect to exchange all (but not less than all) the then-outstanding Rights (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof, which Rights will become void) for shares of common stock at an exchange ratio of one share of common stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of the Separation Time (the “Exchange Ratio”). Immediately upon such action by the board of directors, the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive a number of shares of common stock equal to the Exchange Ratio.

      Amendments. The terms of the Rights may be amended by the board of directors (1) prior to the Flip-in Date in any manner and (2) on or after the Flip-in Date to cure any ambiguity, to correct or supplement any provision of the Rights Agreement which may be defective or inconsistent with any other provisions, or in any manner not adversely affecting the interests of the holders of the Rights generally.

      Other Provisions. The holders of Rights will, solely by reason of their ownership of Rights, have no rights as stockholders of our company, including, without limitation, the right to vote or to receive dividends. The Rights will not prevent a takeover of our company. However, the Rights may cause substantial dilution to a person or group that acquires 15% or more of the common stock unless the Rights are first redeemed by the board of directors. Nevertheless, the Rights should not interfere with a transaction that is in our best interests and our stockholders because the Rights can be redeemed on or prior to the Flip-in Date, before the consummation of such transaction.

LEGAL OPINIONS

      Legal opinions relating to the legality of the securities being offered by this prospectus will be rendered by our counsel, Gary R. Johnson, 800 Nicollet Mall, Suite 3000, Minneapolis, Minnesota, and by Jones, Day, Reavis & Pogue, 77 West Wacker, Chicago, Illinois, counsel for any underwriters, dealers or agents named in a prospectus supplement. Gary R. Johnson is our Vice President and General Counsel and is the beneficial owner of 133,898 shares of our common stock. Matters pertaining to local laws will be passed upon by our counsel and as to these matters Jones, Day, Reavis & Pogue will rely on our counsel’s opinions. Jones, Day, Reavis & Pogue has acted in the past, and may in the future act, as special counsel to us and our affiliates.

EXPERTS

      Our consolidated financial statements and schedule as of December 31, 2000 and 1999 and for the three years in the period ended December 31, 2000, incorporated by reference in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report dated March 2, 2001. In that report, Arthur Andersen LLP states that with respect to NRG Energy, Inc. as of and for the year ended December 31, 2000 and Northern States Power Co. for the years ended December 31, 1999 and 1998 its opinion is based on the reports of other independent public accountants, namely PricewaterhouseCoopers LLP. The consolidated financial statements and schedule referred to above have been included herein in reliance upon the authority of such firm as experts in giving said reports.

      With respect to the unaudited interim financial information for the quarters ended March 31, 2001, June 30, 2001, and September 30, 2001, Arthur Andersen LLP has applied limited procedures in accordance with professional standards for a review of that information. However, their separate reports thereon state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on that information should be restricted in light of the limited nature of the review procedures applied. In addition, the accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933, as amended, for their reports on the unaudited interim financial information because those reports are not a “report” or a “part” of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Act.

PLAN OF DISTRIBUTION

      We intend to sell the securities offered by this prospectus to or through underwriters or dealers, and may also sell the securities directly to other purchasers or through agents, as described in the prospectus supplement relating to an issue of securities.

      The distribution of the securities described in this prospectus may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices.

      In connection with the sale of the securities, underwriters may receive compensation from us or from purchasers of the securities for whom they may act as agents in the form of discounts, concessions, or commissions. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions, or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers, and agents that participate in the distribution of the securities may be deemed to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of the securities by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended. Any person who may be deemed to be an underwriter will be identified, and any compensation received from us will be described in the prospectus supplement.

      Under agreements which we may enter in connection with the sale of the securities, underwriters, dealers, and agents who participate in the distribution of the securities may be entitled to indemnification by us against specified liabilities, including liabilities under the Securities Act of 1933, as amended.

      No person has been authorized to give any information or to make any representation not contained in this prospectus and, if given or made, that information or representation must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered by this prospectus in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, create any implication that the information in this prospectus is correct as of any time subsequent to the date of this prospectus or that there has been no change in our affairs since that date.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.     OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      Set forth below is an estimate of the approximate amount of our fees and expenses (other than underwriting discounts and commissions) in connection with the issuance of the securities:

Registration fee under the Securities Act of 1933, as amended	$92,000	*
Fees of rating agencies	$300,000
Printing and engraving	$100,000
Accounting services	$100,000
Trustee’s charges	$10,000
Expenses and counsel fees for qualification or registration of the securities under state securities laws	$20,000
Miscellaneous, including traveling, telephone, copying, shipping, and other out-of-pocket expenses	$16,000

Total	$638,000

*	All items are estimated except the first.

ITEM 15.     INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Section 302A.521 of the Minnesota Statutes permits indemnification of officers and directors of domestic or foreign corporations under certain circumstances and subject to certain limitations. Pursuant to authorization contained in our Restated Articles of Incorporation, Article 4 of our Bylaws contains provisions for indemnification of our directors and officers consistent with the provisions of Section 302A.521 of the Minnesota Statutes. We have entered into indemnity agreements with our directors that provide for indemnification consistent with the Minnesota statutes and our Bylaws.

      We obtained insurance policies indemnifying us and our directors and officers against certain civil liabilities and related expenses.

ITEM 16.     EXHIBITS.

1.01	Form of Underwriting Agreement relating to debt securities.
1.02	Form of Underwriting Agreement relating to common stock.
3.01	Restated Articles of Incorporation of the Company. (Filed as Exhibit 4.01 to the Company’s Form 8-K Report (File No. 1-3034) filed on August 21, 2000 and incorporated by reference herein).
3.02	Bylaws of the Company. (Filed as Exhibit 4.3 to the Company’s Registration Statement on Form S-8 (File No. 333-48590) filed on October 25, 2000 and incorporated by reference herein).
4.01	Trust Indenture dated December 1, 2000, between the Company and Wells Fargo Bank Minnesota, National Association, as Trustee. (Filed as Exhibit 4.01 to the Company’s Form 8-K Report (File No. 1-3034) dated December 18, 2000 and incorporated by reference herein).
4.02	Supplemental Trust Indenture No. 1 dated December 15, 2000, between the Company and Wells Fargo Bank Minnesota, National Association, as Trustee. (Filed as Exhibit 4.02 to the Company’s Form 8-K Report (File No. 1-3034) dated December 18, 2000 and incorporated by reference herein).

4.03	Form of Supplemental Indenture for each series of Debt Securities.
4.04	Stockholder Protection Rights Agreement dated as of December 13, 2000 between Xcel Energy Inc. and Wells Fargo Bank Minnesota, N.A., as Rights Agent. (Filed as Exhibit 1 to the Company’s Form 8-K Report (File No. 1-3034) dated January 4, 2001 and incorporated by reference herein).
5.01	Opinion of Gary R. Johnson as to the legality of the securities.
12.01	Statement of computation of ratio of earnings to fixed charges.
15.01	Letter on Unaudited Financial Information by Arthur Andersen LLP.
23.01	Independent Accountants’ Consent of Arthur Andersen LLP.
23.02	Independent Accountants’ Consent of PricewaterhouseCoopers LLP.
23.03	Independent Accountants’ Consent of PricewaterhouseCoopers LLP.
23.04	Legal Counsel’s Consent.
24.01	Power of Attorney.
25.01	Form T-1 Statement of Eligibility of Wells Fargo Bank Minnesota, National Association to act as Trustee under the Indenture.

ITEM 17.     UNDERTAKINGS.

      The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represented no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that clauses (i) and (ii) above do not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant’s annual report pursuant to section 13(a)

or section 15(d) of the Securities Exchange Act of 1934 (and where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions described under Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

SIGNATURE

      Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements of filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, and State of Minnesota, on the 7th day of February 2002.

XCEL ENERGY INC.

By:	/s/ EDWARD J. MCINTYRE

Edward J. McIntyre
Vice President and Chief Financial Officer

      Pursuant to the requirements of Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Wayne H. Brunetti	Chairman of the Board, President, Chief Executive Officer and Director	February 7, 2002

* David E. Ripka	Controller (Chief Accounting Officer)	February 7, 2002

* Edward J. McIntyre	Chief Financial Officer	February 7, 2002

* C. Coney Burgess	Director	February 7, 2002

* David A. Christensen	Director	February 7, 2002

* Roger R. Hemminghaus	Director	February 7, 2002

* A. Barry Hirschfeld	Director	February 7, 2002

* Douglas W. Leatherdale	Director	February 7, 2002

* Albert F. Moreno	Director	February 7, 2002

Signature	Title	Date

* Margaret R. Preska	Director	February 7, 2002

* A. Patricia Sampson	Director	February 7, 2002

* Allan L. Schuman	Director	February 7, 2002

* Rodney E. Slifer	Director	February 7, 2002

* W. Thomas Stephens	Director	February 7, 2002

*By:	/s/ EDWARD J. MCINTYRE Edward J. McIntyre (Attorney-in-Fact) February 7, 2002

EXHIBIT INDEX

1.01	Form of Underwriting Agreement relating to debt securities.
1.02	Form of Underwriting Agreement relating to common stock.
3.01	Restated Articles of Incorporation of the Company. (Filed as Exhibit 4.01 to the Company’s Form 8-K Report (File No. 1-3034) filed on August 21, 2000 and incorporated by reference herein).
3.02	Bylaws of the Company. (Filed as Exhibit 4.3 to the Company’s Registration Statement on Form S-8 (File No. 333-48590) filed on October 25, 2000 and incorporated by reference herein).
4.01	Trust Indenture dated December 1, 2000, between the Company and Wells Fargo Bank Minnesota, National Association, as Trustee. (Filed as Exhibit 4.01 to the Company’s Form 8-K Report (File No. 1-3034) dated December 18, 2000 and incorporated by reference herein).
4.02	Supplemental Trust Indenture No. 1 dated December 15, 2000, between the Company and Wells Fargo Bank Minnesota, National Association, as Trustee. (Filed as Exhibit 4.02 to the Company’s Form 8-K Report (File No. 1-3034) dated December 18, 2000 and incorporated by reference herein).
4.03	Form of Supplemental Indenture for each series of Debt Securities.
4.04	Stockholder Protection Rights Agreement dated as of December 13, 2000 between Xcel Energy Inc. and Wells Fargo Bank Minnesota, N.A., as Rights Agent. (Filed as Exhibit 1 to the Company’s Form 8-K Report (File No. 1-3034) dated January 4, 2001 and incorporated by reference herein).
5.01	Opinion of Gary R. Johnson as to the legality of the securities.
12.01	Statement of computation of ratio of earnings to fixed charges.
15.01	Letter on Unaudited Financial Information by Arthur Andersen LLP.
23.01	Independent Accountants’ Consent of Arthur Andersen LLP.
23.02	Independent Accountants’ Consent of PricewaterhouseCoopers LLP.
23.03	Independent Accountants’ Consent of PricewaterhouseCoopers LLP.
23.04	Legal Counsel’s Consent.
24.01	Power of Attorney.
25.01	Form T-1 Statement of Eligibility of Wells Fargo Bank Minnesota, National Association to act as Trustee under the Indenture.